Mail Stop 6010

November 9, 2006

Via Facsimile and U.S. Mail

Mary E. Chowning
Chief Financial Officer
X-RITE, Incorporated
3100 44th Street S.W.
Grandville, MI 49418

> **Re: X-RITE, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 8-K dated November 7, 2006**
> **File No. 0-14800**

Dear Ms. Chowning:

We have reviewed your filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

1.   We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

Form 8-K dated November 7, 2006

2.   We note that you present non-GAAP measures in the form of statements of
        operations. This format may be confusing to investors as it also reflects several
        non-GAAP measures, including non-GAAP gross profit, non-GAAP selling and
        marketing expenses, non-GAAP R&D and engineering expenses, non-GAAP in-
        process research and development expenses, non-GAAP restructuring charges,
        non-GAAP integration expenses, non-GAAP operating income, non-GAAP pre-
        tax income, non-GAAP net income and non-GAAP earnings per share, which
        have not all been identified or described to investors. In fact, it appears that
        management does not use all of these non-GAAP measures but they are shown
        here as a result of the presentation format. Please note that Instruction 2 to Item
        2.02 of Form 8-K requires that when furnishing information under this item you
        must provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K
        and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures
        dated June 13, 2003 for each non-GAAP measure presented. Specifically, you
        should provide a reconciliation of each non-GAAP measure to the most directly
        comparable GAAP measure and explain why you believe each measure provides
        useful information to investors.

        •   To eliminate investor confusion, please remove the non-GAAP statements of
            operations format from future filings and only disclose those non-GAAP
            measures used by management with the appropriate reconciliations.
        •   Otherwise, confirm that you will revise your Forms 8-K in future periods to
            provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for
            each non-GAAP measure presented in the statement, and provide us with a
            sample of your proposed disclosure. We may have further comment.

3.   We note that you refer to the non-GAAP financial measure of EBITDA, however
        we do not see where you have included a reconciliation of this non-GAAP
        financial measure to the most directly comparable GAAP measure. Please revise
        future filings to provide the reconciliation required by Item 10(e)(1)(i) of
        Regulation S-K.

                            * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief